UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
          -------------------------------------------------------------

                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)



                           Formula Systems (1985) Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   346414 105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Gillon Beck                             Dan Goldstein


 ----------------------------------------- -------------------------------------

       FIMGold, Limited Partnership            Formula Systems (1985) Ltd.
            c/o FIMI 2001 Ltd.

            "Rubinstein House"                  3 Abba Eban Boulevard

           37 Petach Tikva Road                 Herzlia, Israel

             Tel Aviv, Israel

             +972-3-565-2244
             +972-9-959-8800



 ----------------------------------------- -------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                               September 18, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. |_|

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 364414  105
---------- ---------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    Dan Goldstein
---------- ---------------------------------------------------------------------
           Check the Appropriate Box if a Member of a Group (See Instructions)
   2.
           (a) x
           (b)
---------- ----- ---------------------------------------------------------------
---------- ---------------- ----------------------------------------------------
    3.     SEC Use only


---------- ----------------------------------- ---------------------------------
    4.     Source of funds (See Instructions)           N/A

---------- ----------------------------------- ---------------------------------
    5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
    6.     Citizenship or Place of Organization            Israel



---------- ---------------------------------------------------------------------
----------------- ----- -------------------- -----------------------------------
Number of               7.     Sole Voting Power             0
Shares
Beneficially            8.     Shared Voting Power      4,406,237
Owned by Each
Reporting               9.     Sole Dispositive Power      0
Person With:
                        10.    Shared Dispositive Power 4,406,237
----------------- ----- -------------------- -----------------------------------


    11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        4,406,237
---------- ------------------------------------------------------------------ --
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 12.
---------- ------------------------------------------------------ --------------
    13.     Percent of Class Represented by Amount in Row (11)        33.4%

---------- ---------------------------------------------------------------------
    14.     Type of Reporting Person (See Instructions)

                    IN

--------------------------------------------------------------------------------

CUSIP NO. 364414  105
---------- ---------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    Ildani Holdings Ltd.
---------- ---------------------------------------------------------------------
           Check the Appropriate Box if a Member of a Group (See Instructions)
   2.
           (a) x
           (b)
---------- ----- ---------------------------------------------------------------
---------- ---------------- ----------------------------------------------------
    3.     SEC Use only


---------- ----------------------------------- ---------------------------------
    4.     Source of funds (See Instructions)           N/A

---------- ----------------------------------- ---------------------------------
    5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
    6.     Citizenship or Place of Organization            Israel



---------- ---------------------------------------------------------------------
----------------- ----- -------------------- -----------------------------------
Number of               7.     Sole Voting Power             0
Shares
Beneficially            8.     Shared Voting Power      4,406,237
Owned by Each
Reporting               9.     Sole Dispositive Power      0
Person With:
                        10.    Shared Dispositive Power 4,406,237
----------------- ----- -------------------- -----------------------------------


    11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        4,406,237
---------- ------------------------------------------------------------------ --
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------- ------------------------------------------------------ --------------
    13.     Percent of Class Represented by Amount in Row (11)        33.4%

---------- ---------------------------------------------------------------------
    14.     Type of Reporting Person (See Instructions)

                    CO

--------------------------------------------------------------------------------

CUSIP NO. 364414  105

   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    FIMI Opportunity Fund, L.P.
---------- ---------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
    3.     SEC Use only


---------- ----------------------------------- ---------------------------------
    4.     Source of funds (See Instructions)           N/A

---------- ----------------------------------- ---------------------------------
    5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
    6.     Citizenship or Place of Organization            Delaware


----------------- ----- -------------------- -----------------------------------
Number of               7.     Sole Voting Power             0
Shares
Beneficially            8.     Shared Voting Power      4,406,237
Owned by Each
Reporting               9.     Sole Dispositive Power      0
Person With:
                        10.    Shared Dispositive Power 4,406,237
----------------- ----- -------------------- -----------------------------------


    11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        4,406,237
---------- ------------------------------------------------------------------ --
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------- ------------------------------------------------------ --------------
    13.     Percent of Class Represented by Amount in Row (11)        33.4%

---------- ---------------------------------------------------------------------
    14.     Type of Reporting Person (See Instructions)
                       PN

--------------------------------------------------------------------------------

CUSIP NO. 364414  105
---------- ---------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    FIMI 2001 Ltd.
---------- ---------------------------------------------------------------------
           Check the Appropriate Box if a Member of a Group (See Instructions)
   2.
           (a) x
           (b)
---------- ----- ---------------------------------------------------------------
---------- ---------------- ----------------------------------------------------
    3.     SEC Use only


---------- ----------------------------------- ---------------------------------
    4.     Source of funds (See Instructions)           N/A

---------- ----------------------------------- ---------------------------------
    5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
    6.     Citizenship or Place of Organization            Israel



---------- ---------------------------------------------------------------------
----------------- ----- -------------------- -----------------------------------
Number of               7.     Sole Voting Power             0
Shares
Beneficially            8.     Shared Voting Power      4,406,237
Owned by Each
Reporting               9.     Sole Dispositive Power      0
Person With:
                        10.    Shared Dispositive Power 4,406,237
----------------- ----- -------------------- -----------------------------------


    11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        4,406,237
---------- ------------------------------------------------------------------ --
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------- ------------------------------------------------------ --------------
    13.     Percent of Class Represented by Amount in Row (11)        33.4%

---------- ---------------------------------------------------------------------
    14.     Type of Reporting Person (See Instructions)
                       CO

--------------------------------------------------------------------------------

CUSIP NO. 364414  105

   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    FIMGold, Limited Partnership
---------- ---------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
    3.     SEC Use only


---------- ----------------------------------- ---------------------------------
    4.     Source of funds (See Instructions)           N/A

---------- ----------------------------------- ---------------------------------
    5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
    6.     Citizenship or Place of Organization            Israel


----------------- ----- -------------------- -----------------------------------
Number of               7.     Sole Voting Power             0
Shares
Beneficially            8.     Shared Voting Power      4,406,237
Owned by Each
Reporting               9.     Sole Dispositive Power      0
Person With:
                        10.    Shared Dispositive Power 4,406,237
----------------- ----- -------------------- -----------------------------------


    11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        4,406,237
---------- ------------------------------------------------------------------ --
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------- ------------------------------------------------------ --------------
    13.     Percent of Class Represented by Amount in Row (11)        33.4%

---------- ---------------------------------------------------------------------
    14.     Type of Reporting Person (See Instructions)
                       PN

CUSIP NO. 364414  105

   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    FIMGold Ltd.
---------- ---------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
    3.     SEC Use only


---------- ----------------------------------- ---------------------------------
    4.     Source of funds (See Instructions)           N/A

---------- ----------------------------------- ---------------------------------
    5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
    6.     Citizenship or Place of Organization            Israel


----------------- ----- -------------------- -----------------------------------
Number of               7.     Sole Voting Power             0
Shares
Beneficially            8.     Shared Voting Power      4,406,237
Owned by Each
Reporting               9.     Sole Dispositive Power      0
Person With:
                        10.    Shared Dispositive Power 4,406,237
----------------- ----- -------------------- -----------------------------------


    11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        4,406,237
---------- ------------------------------------------------------------------ --
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------- ------------------------------------------------------ --------------
    13.     Percent of Class Represented by Amount in Row (11)        33.4%

---------- ---------------------------------------------------------------------
    14.     Type of Reporting Person (See Instructions)
                       CO

--------------------------------------------------------------------------------

Explanatory note: This Schedule 13D constitutes amendment no. 4 to the Schedule 13D filed by the Reporting Persons.


Item 2.           Identity and Background.
------            -----------------------

         Item 2 is hereby amended as follows:

         Appendix A, that sets forth the name, business or residential address, citizenship, principal occupation or employment and name, address and principal business of the employer of each controlling person, executive officer and director of FIMI 2001 Ltd., is hereby amended and restated in its entirety with the attached Appendix A.

Item 4.           Purpose of Transaction.
------            ----------------------

         Item 4 is hereby amended to add the following:

         FIMGold LP entered into an agreement with Emblaze Ltd. ("Emblaze"), an Israeli company listed on the Official Listing of the London Stock Exchange, dated as of September 12, 2006 (Share Purchase Agreement"), under which FIMGold LP agreed to sell to Emblaze all of the Shares it holds in Formula Systems
(1985) Ltd., an Israeli company (the "Company"), at a price per share of $16.00 ("Price Per Share").

         Prior to the closing of the sale transaction, a distribution of a dividend of substantially all the shares the Company holds in Formula Vision Technologies (F.V.T.) Ltd., an Israeli company listed on the Tel Aviv Stock Exchange, is expected to be presented for the approval of the Company's Board of Directors . See Share Purchase Agreement attached to this report for additional details.

         Prior to the closing of the sale transaction, Ishay Davidi and Yarom Oren will resign from the Board of Directors of the Company and four new directors designated by Emblaze are expected to be appointed by the Board of Directors. Dan Goldstein and Gad Goldstein have agreed to resign from the Board of Directors of the Company, upon the request of Emblaze following the closing.

         The closing of the transaction is expected to occur no later than November 10, 2006 and is subject to certain closing conditions as set forth in the Share Purchase Agreement attached to this report.

         Except as aforesaid, the Reporting Persons have no plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of the Schedule 13D rules.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

         Item 5(a) is hereby amended to add the following:

         (a) FIMGold holds 4,406,237 Shares, which constitutes approximately 33.4% of the outstanding Shares, based on 13,200,000 outstanding Shares as of September 12, 2006.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
                  Respect to Securities of the Issuer.
------            --------------------------------------------------------------
Item 6 is hereby amended to add the following:

         Reference is made to the share purchase agreement described in Item 4 above. In connection with such transaction, FIMGold entered into an agreement with A.I. Research and Development Ltd. (AI) in accordance with which AI is entitled to a finders fee of 2% of the transaction value in the event the transaction is consummated.



Item 7.           Materials to be Filed as Exhibits.
------            ---------------------------------

Item 7 is hereby amended to add the following:

         4. Share Purchase Agreement dated as of September 12, 2006 between FIMGold and Emblaze.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, each of the signatories with respect to itself certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2006

                                FIMGOLD, LIMITED PARTNERSHIP
                                By: FIMGOLD LTD.
                                Its General Partner

                                By:/s/Ishay Davidi
                                -----------------------
                                Ishay Davidi
                                Director


                                By:/s/Dan Goldstein
                                -----------------------
                                Dan Goldstein
                                Director

                                FIMI OPPORTUNITY FUND, L.P.
                                By: FIMI 2001 LTD.
                                Its General Partner


                                By: /s/Ishay Davidi
                                ----------------------
                                Ishay Davidi
                                Chief Executive Officer

                                FIMI 2001 LTD.


                                By: /s/Ishay Davidi
                                -----------------------
                                Ishay Davidi
                                Chief Executive Officer

                                ILDANI HOLDINGS LTD.


                                By:/s/Dan Goldstein
                                -----------------------
                                Dan Goldstein
                                Chief Executive Officer



                                By:/s/_Dan Goldstein
                                -----------------------
                                Dan Goldstein

                                   APPENDIX A

  Directors and Executive Officers of FIMI 2001 Ltd. The name, business or residence address, principal occupation and name, address and business of employer of each controlling shareholder, executive officer and director of FIMI 2001 Ltd. are set forth below.
  Unless otherwise noted, the business address of each is c/o FIMI 2001 Ltd., "Rubinstein House", 37 Menachem Begin Road, Tel Aviv, Israel.

-------------------------- --------------------- ------------------------- ------------------------------------------------
     Name & Address            Citizenship       Position with FIMI 2001            Current Principal Occupation
                                                          Ltd.

-------------------------- --------------------- ------------------------- ------------------------------------------------

     Alex Berman                 U.S.                  Director                    Associate Director, Babson Capital Management
                                                                                   LLC, an entrepreneurial capital management
                                                                                   firm, a subsidiary of Massachusetts Mutual
                                                                                   Life Insurance Company.
                                                                                   Address:
                                                                                   One Memorial Drive
                                                                                   Cambridge, MA 02142

-------------------------- --------------------- ------------------------- ------------------------------------------------
     Marshal Butler              U.S.                  Director                    Private Investor.
                                                                                   Address: 900 Third Avenue 33rd floor
                                                                                   New York, NY 10022

-------------------------- --------------------- ------------------------- ------------------------------------------------
     Ishay Davidi*              Israeli            Chief Executive Officer         Chief Executive Officer and Director in (i)
                                                       and Director                First Israel Mezzanine Investors Ltd., the
                                                                                   Managing General Partner of the Mezzanine
                                                                                   Fund, in (ii) FIMI 2001 Ltd., the Managing
                                                                                   General Partner of the FIMI Opportunity Fund,
                                                                                   and in (iii) FIMI 2005 Ltd., the Managing
                                                                                   General Partner of the FIMI Opportunity II Fund

-------------------------- --------------------- ------------------------- ------------------------------------------------
     Amnon Goldsmidt            Israeli                 Director                   Retired. Former Senior Executive Vice
                                                                                   President in Israel Discount Bank Ltd.

-------------------------- --------------------- ------------------------- ------------------------------------------------
     Robert Joyal                U.S.                   Director                 Retired. Former President, Babson Capital
                                                                                           Management LLC.
                                                                                              Address:
                                                                                         One Memorial Drive
                                                                                         Cambridge, MA 02142

-------------------------- --------------------- ------------------------- ------------------------------------------------
       Gillon Beck               Israeli              Senior Partner              Senior Partner in FIMI Opportunity Fund
                                                                                  Director in FIMI Opportunity 2005 Ltd.

-------------------------- --------------------- ------------------------- ------------------------------------------------
       Yarom Oren                Israeli              Senior Partner              Senior Partner in FIMI Opportunity Fund
                                                                                  Director in FIMI Opportunity 2005 Ltd.
-------------------------- --------------------- ------------------------- ------------------------------------------------
      Chelly Pardo               Israeli           Partner in charge of           Partner in charge of Investors Relations of
                                                    Investors Relations                    FIMI 2001 Ltd.
                                                                                  Director in FIMI Opportunity 2005 Ltd.
-------------------------- --------------------- ------------------------- ------------------------------------------------



 *Mr. Davidi indirectly owns more than 50% of the outstanding capital of FIMI
  2001 Ltd. He is also the Chief Executive Officer, a director, and a shareholder of First Israel Mezzanine Investors Ltd., which serves as the managing partner of The Israel Mezzanine Fund, L.P. and The Israel Mezzanine Fund (In Israel) Limited Partnership (collectively with The Jordan (Bermuda) Investment Company Ltd., the "Fund"). The Fund, together with the Bank, holds a convertible debenture of the Company in the principal amount of approximately $4.7 million, which is convertible into 248,450 Shares.
  Mr. Davidi disclaims beneficial ownership of the Shares beneficially owned by FIMI 2001 Ltd. and by the Fund.